FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2007

•

Net income: Net income increased $12.39 million, or 54.03%, to $35.32 million for the year ended December 31, 2007, from $22.93 million in 2006.

•

Net margin: Net margin (the ratio of net income to revenues, expressed as a percentage) was 14.70% for the year ended December 31, 2007, compared to 21.43% in 2006. The decrease was primarily due to non-cash expenses.

•

Fully diluted net income per share: Fully diluted net income per share was $0.91 for the year ended December 31, 2007, as compared to $0.85 in 2006.

•

Non-cash items : Non-cash items included (i) the redemption accretion on convertible notes of $13.70 million, (ii) depreciation and amortization of $5.04 million, and (iii) non-cash employee compensation expense of $4.16 million for the year ended December 31, 2007. Total non-cash items are $22.90 million, representing an increase of $21.78 million, or 1944.64%, from $1.12 million in 2006.

Our net income, as reported in our results of operations in fiscal 2007, 2006 and 2005, was approximately $35.32 million, $22.93 million and $7.27 million, respectively. Our net income was materially impacted by depreciation and amortization of long-lived assets in the subsidiaries we acquired, non cash employee compensation recognized pursuant to SFAS 123 (R) and redemption accretion on convertible notes. In the tables below, we have presented a non-GAAP financial disclosure to provide a quantitative analysis of the impact of the depreciation and amortization of long-lived assets in the subsidiaries we acquired, non cash employee compensation and redemption accretion on convertible notes on our net income ~~and net income per share~~. Because these items do not require the use of current assets, management does not include these items in its analysis of our financial results or how we allocate our resources. Because of this, we deemed it meaningful to provide this non-GAAP disclosure of the impact of these significant items on our financial results.

The following table summarizes the Company’s non-cash components for the years ended December 31, 2007 and 2006.

All amounts~~, other than for share and per share amounts,~~ in millions of U.S. dollars

Non-cash items		2007		2006		Increase
Depreciation and amortization		$4.82		$1.12		$3.70
Depreciation and amortization (included in cost of goods sold)		0.22		--		0.22
Non-cash employee compensation		4.16		--		4.16
Redemption accretion on convertible notes		13.70		--		13.70
Total		$22.90		$1.12		$21.78

~~Non-cash items per share - basic~~
~~Depreciation and amortization~~	~~$~~ 	~~0.13~~	~~$~~	~~0.04~~	~~$~~	~~0.09~~
~~Non-cash employee compensation~~		~~0.11~~		~~--~~		~~0.11~~
~~Redemption accretion on convertible notes~~		~~0.37~~		~~--~~		~~0.37~~
~~Total non-cash items per share - basic~~	~~$~~ 	~~0.61~~	~~$~~	~~0.04~~	~~$~~	~~0.57~~

~~Non-cash items per share - diluted~~
~~Depreciation and amortization~~	~~$~~ 	~~0.13~~	~~$~~	~~0.04~~	~~$~~	~~0.09~~
~~Non-cash employee compensation~~		~~0.11~~		~~--~~		~~0.11~~
~~Redemption accretion on convertible notes~~		~~0.35~~		~~--~~		~~0.35~~
~~Total non-cash items per share - diluted~~	~~$~~ 	~~0.59~~	~~$~~	~~0.04~~	~~$~~	~~0.55~~

~~Net income per share - basic~~	~~$~~ 	~~0.95~~	~~$~~	~~0.88~~
~~Net income per share - diluted~~	~~$~~ 	~~0.91~~	~~$~~	~~0.85~~
~~Weighted average number of shares outstanding~~
~~Basic~~		~~37,368,549~~		~~26,052,519~~
~~Diluted~~		~~38,795,241~~		~~26,940,215~~

The following table summarizes the Company’s non-cash components for the years ended December 31, 2006 and 2005.

All amounts~~, other than for share and per share amounts,~~ in millions of U.S. dollars

Non-cash items		2006		2005		Increase
Depreciation and amortization		$1.12		$0.26		$0.86
Non-cash employee compensation		--		--		--
Redemption accretion on convertible notes		--		--		--
Total		$1.12		$0.26		$0.86
~~Non-cash items per share – basic~~
~~Depreciation and amortization~~ 	~~$~~ 	~~0.04~~	~~$~~	~~0.01~~	~~$~~	~~0.03~~
~~Non-cash employee compensation~~ 		~~--~~		~~--~~		~~--~~
~~Redemption accretion on convertible notes~~ 		~~--~~		~~--~~		~~--~~
~~Total non-cash items per share – basic~~ 	~~$~~ 	~~0.04~~	~~$~~	~~0.01~~	~~$~~	~~0.03~~

~~Non-cash items per share – diluted~~
~~Depreciation and amortization~~ 	~~$~~ 	~~0.04~~	~~$~~	~~0.01~~	~~$~~	~~0.03~~
~~Non-cash employee compensation~~ 		~~--~~		~~--~~		~~--~~
~~Redemption accretion on convertible notes~~ 		~~--~~		~~--~~		~~--~~
~~Total non-cash items per share – diluted~~ 	~~$~~ 	~~0.04~~	~~$~~	~~0.01~~	~~$~~	~~0.03~~

~~Net income per share – basic~~ 	~~$~~ 	~~0.88~~	~~$~~	~~0.39~~
~~Net income per share – diluted~~ 	~~$~~ 	~~0.85~~	~~$~~	~~0.39~~
~~Weighted average number of shares outstanding~~
~~Basic~~ 		~~26,052,519~~		~~18,521,479~~
~~Diluted~~ 		~~26,940,215~~		~~18,521,479~~

Results of Operations

The following table sets forth key components of our results of operations for the years ended December 31, 2007, 2006 and 2005, in dollars and as a percentage of revenues.

	2007		2006		2005
Revenues	$240.19	100.0%	$106.99	100.0%	$32.69	100.0%
Cost of goods sold	(170.65)	71.0%	(75.98)	71.0%	(23.47)	71.8%
(including depreciation and amortization for the years ended December 31, 2007, 2006 and 2005 of $0.22, $0 and $0, respectively)
Gross profit	69.54	28.9%	31.01	29.0%	9.22	28.2%
Expenses
Selling and marketing	(5.62)	2.3%	(1.51)	1.4%	(0.29)	0.9%
General and administrative	(12.29)	5.1%	(3.04)	2.8%	(1.19)	3.6%
Non-cash employee compensation	(4.16)	1.7%	-	0.0%	-	0.0%
Depreciation and amortization	(4.82)	2.0%	(1.12)	1.0%	(0.26)	0.8%
Income from operations	42.65	17.8%	25.34	23.7%	7.48	22.9%
Other income	3.34	1.4%	1.59	1.5%	0.57	1.7%
Gain on disposal of land use rights and properties	13.63	5.7%	-	0.0%	-	0.0%
Interest expense (excluding: redemption accretion on convertible notes)	(1.31)	0.5%	(0.11)	0.1%	-	0.0%
Redemption accretion on convertible notes	(13.70)	5.7%	-	0.0%	-	0.0%
Income before income taxes	44.61	18.6%	26.82	25.1%	8.05	24.6%
Income taxes	(9.29)	3.9%	(3.89)	3.6%	(0.78)	2.4%
Net income	$35.32	14.7%	$22.93	21.4%	$7.27	22.2%

Gain on disposal of land use rights and properties

All amounts~~, other than for share and per share amounts,~~ in millions of U.S. dollars

For the Year Ended December 31,2007
Amount:
Gain on disposal of land use rights and properties		$13.63
Less:
Income tax associated from gain on disposal of land use rights and properties		(2.04)
Net effect of gain on disposal of land use rights and properties		$11.59

~~Per Share-Basic~~
~~Gain on disposal of land use rights and properties~~	~~$~~	~~0.36~~
~~Less:~~
~~Income tax associated from gain on disposal of land use rights and properties~~		~~(0.05)~~
~~Net effect of gain on disposal of land use rights and properties-Basic~~	~~$~~	 ~~0.31~~

~~Per Share-Diluted~~
~~Gain on disposal of land use rights and properties~~	~~$~~	 ~~0.35~~
~~Less:~~
~~Income tax associated from gain on disposal of land use rights and properties~~		 ~~(0.05)~~
~~Net effect of gain on disposal of land use rights and properties-Diluted~~	~~$~~	 ~~0.30~~
~~Shares used in computing net income per share (Basic)~~		~~37,368,549~~
~~Shares used in computing net income per share (Diluted)~~		~~38,795,241~~
~~GAAP BASIC EPS~~		 ~~0.95~~
~~GAAP DILUTED EPS~~		 ~~0.91~~

In 2007, we disposed of 3 land use rights and the relevant properties with a cost basis of $2.49 million for consideration of $16.12 million. The gain of disposal of land use rights and properties is $13.63 million in 2007. As of December 31, 2007, $3.28 million had not yet been received. The remaining payment was received in January 2008.

Interest Expense(excluding redemption accretion on convertible notes)

In 2007, we borrowed funds under 5 short-term loans from local Chinese banks and incurred a total interest expense of $0.44 million. For the convertible notes, we paid $0.87 million interest during 2007.

In 2006, we borrowed funds under 2 short- term loans and a long- term loan from local Chinese banks and incurred a total interest expense of $0.11 million.

Redemption accretion on convertible notes

Redemption accretion on convertible notes for 2007 was $13.70 million, as compared to $0 in 2006. We raised $110 million from the issuance of convertible notes in February and April 2007 to finance our acquisitions. The redemption accretion on convertible notes will not be paid in cash if the convertible notes are converted into shares of our common stock before their maturities.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2008

First Quarter Financial Performance Highlights

We continued to experience strong demand for our products and services during the first quarter of 2008 and growth in our revenues. The security and surveillance product market in China continued to expand in the first quarter of 2008 due, in part, to several programs and regulatory drivers initiated by the Chinese government, such as State Ordinance 458 and the Safe City program, which require many public places, including city-wide surveillance systems, traffic conjunctions, critical government locations, cyber cafés, bars and discotheques, to install security systems. In addition, the economic development in China and the fact that the population in China in general is becoming relatively wealthier also contributed to increased demand for security and surveillance products within various industries and organizations, such as residential estates, factories and shopping centers. Our first fiscal quarter financial results also benefited from the consolidation of Hongtianzhi, Mingking, HiEasy and Tsingvision which were acquired in second and third quarters of 2007 and contributed approximately $8.14 million revenues in aggregate, accounting for approximately 11.2% of the total revenues of the first quarter of 2008.

The following are some financial highlights for the first quarter of 2008:

  Revenues: Revenues increased $33.33 million, or 86.7%, to $71.78 million for the three months ended March 31, 2008, from $38.45 million for the three months ended March 31, 2007.

  Gross margin: Gross margin was 31.0% for the three months ended March 31, 2008, compared to 26.3% for the three months ended March 31, 2007. Such increase was primarily due to a change of product mix and better economies of scale.

  Income from operations: Income from operations increased $4.68 million, or 72.4%, to $11.14 million for the three months ended March 31, 2008, from $6.46 million in 2007.

  Operating margin: Operating margin (the ratio of income from operations to revenues, expressed as a percentage) was 15.5% for the three months ended March 31, 2008, compared to 16.8% in 2007.

  Net income: Net income decreased $0.03 million, or 0.7%, to $4.50 million for the three months ended March 31, 2008, from $4.53 million for the three months ended March 31, 2007.

  Net margin: Net margin (the ratio of net income to revenues, expressed as a percentage) was 6.26% for the three months ended March 31, 2008, compared to 11.79% for the three months ended March 31, 2007. The decrease was primarily due to non-cash expenses.

  Fully diluted net income per share: Fully diluted net income per share was $0.11 for the three months ended March 31, 2008, as compared to $0.13 for the three months ended March 31, 2007.

  Non-cash items : Non-cash items included (i) the redemption accretion on convertible notes of $4.36 million, (ii) depreciation and amortization of $1.90 million, and (iii) non-cash employee compensation expense of $2.96 million for the three months ended March 31, 2008. Total non-cash items are $9.22 million, representing an increase of $6.99 million, or 313.45%, from $2.23 million during the three months ended March 31, 2007.

Our net income, as reported in our results of operations for the period ended March 31, 2008 and 2007 were approximately $4.50 million, and $4.53 million. Our net income was materially impacted by depreciation and amortization of long-lived assets in the subsidiaries we acquired, non cash employee compensation recognized pursuant to SFAS 123 (R) and redemption accretion on convertible notes. In the table below, we have presented a non-GAAP financial disclosure to provide a quantitative analysis of the impact of the depreciation and amortization of long-lived assets in the subsidiaries we acquired, non cash employee compensation and redemption accretion on convertible notes on our net income ~~and net income per share~~. Because these items do not require the use of current assets, management does not include these items in its analysis of our financial results or how we allocate our resources. Because of this, we deemed it meaningful to provide this non-GAAP disclosure of the impact of these significant items on our financial results.

The following table summarizes the Company's non-cash components during the three months ended March 31, 2008 and 2007:

All amounts~~, other than for share and per share amounts,~~ in millions of U.S. dollars

	Three Months Ended March 31,
					Increase
Non-cash items		2008		2007		(Decrease)

Depreciation and amortization		$1.82		$0.81		$1.01

Depreciation and amortization (included in cost of goods sold)		0.08		-		0.08

Non-cash employee compensation		2.96		0.26		2.70

Redemption accretion on convertible notes		4.36		1.16		3.20

Total		$9.22		$2.23		$6.99

 ~~Non-cash items per share basic~~

 ~~Depreciation and amortization~~	 ~~$~~	 ~~0.04~~	 ~~$~~	 ~~0.02~~	 ~~$~~	 ~~0.02~~

 ~~Non-cash employee compensation~~		 ~~0.07~~		 ~~0.01~~		 ~~0.06~~

 ~~Redemption accretion on convertible notes~~		~~0.11~~		~~0.04~~		~~0.07~~

 ~~Total non-cash items per share basic~~	 ~~$~~	 ~~0.22~~	 ~~$~~	 ~~0.07~~	 ~~$~~	 ~~0.15~~

 ~~Non-cash items per share diluted~~

 ~~Depreciation and amortization~~	 ~~$~~	 ~~0.04~~	 ~~$~~	 ~~0.02~~	 ~~$~~	 ~~0.02~~

 ~~Non-cash employee compensation~~		 ~~0.07~~		 ~~0.01~~		 ~~0.06~~

 ~~Redemption accretion on convertible notes~~		 ~~0.10~~		 ~~0.03~~		 ~~0.07~~

 ~~Total non-cash items per share -- diluted~~	 ~~$~~	~~0.21~~	 ~~$~~	~~0.06~~	 ~~$~~	~~0.15~~

 ~~Net income per share – basic~~	 ~~$~~	 ~~0.11~~	 ~~$~~	 ~~0.14~~

 ~~Net income per share - diluted~~	 ~~$~~	 ~~0.11~~	 ~~$~~	 ~~0.13~~

 ~~Weighted average number of shares outstanding~~

 ~~Basic~~	 ~~42,738,195~~			 ~~33,108,640~~

 ~~Diluted~~	 ~~42,796,797~~			 ~~34,268,180~~

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

Second Quarter Financial Performance Highlights

We continued to experience strong demand for our products and services during the second fiscal quarter of 2008 and growth in our revenues and net income. The security and surveillance product market in China continued to expand in the second quarter of 2008 due, in part, to several programs and regulatory drivers initiated by the Chinese government, such as State Ordinance 458 and the Safe City program, which require many public places, including city-wide surveillance systems, traffic conjunctions, critical government locations, cyber cafés, bars and discotheques, to install security systems. In addition, the economic development in China and the fact that the population in China in general is becoming relatively wealthier also contributed to increased demand for security and surveillance products within various industries and organizations, such as residential estates, factories and shopping centers. Our second fiscal quarter financial results also benefited from the consolidation of the three newly acquired companies, which contributed approximately $11.0 million revenues in aggregate, accounting for approximately 11.9% of the total revenues of the second fiscal quarter of 2008.

The following are some financial highlights for the second quarter of 2008:

•

Revenues: Revenues increased $40.61 million, or 77.9%, to $92.74 million for the second quarter of 2008, from $52.13 million for the same quarter of last year.

•

Gross margin: Gross margin was 32.8% for the second quarter of 2008, compared to 28.6% for the same period in 2007.

•

Income from operations: Income from operations increased $4.60 million, or 47.7%, to $14.25 million for the second quarter of 2008, from $9.65 million for the same period last year.

•

Operating margin: Operating margin (the ratio of income from operations to revenues, expressed as a percentage) was 15.4% for the second quarter of 2008, compared to 18.5% during the same period in 2007.

•

Net income: Net income increased $3.47 million, or 81.3%, to $7.74 million for the second quarter of 2008, from $4.27 million for the same period of last year.

•

Net margin: Net margin (the ratio of net income to revenues, expressed as a percentage) was 8.3% for the second quarter of 2008, compared to 8.2% for the same period in 2007.

•

Fully diluted net income per share: Fully diluted net income per share was $0.17 for the second quarter of 2008, as compared to $0.11 for the same period last year.

•

Non-cash items: Non-cash items included (i) the redemption accretion on convertible notes was $4.36 million for the second quarter of 2008, as compared to $3.82 million for the same period last year, (ii) depreciation and amortization was $2.33 million for the second quarter of 2008, as compared to $1.08 million for the same period last year, and (iii) non-cash employee compensation expense was $3.11 million for the second quarter of 2008, as compared to $0.80 million for the same period last year. Total non-cash items are $9.80 million for the second quarter of 2008, an increase of $4.10 million, or 71.9%, from $5.70 million for the same period last year.

Our net income for the three months ended June 30, 2008 and 2007 was $7.74 million and $4.27 million, respectively. Our net income for the six months ended June 30, 2008 and 2007 was $12.23 million and $8.80 million, respectively. Our net income was materially impacted by depreciation and amortization of long-lived assets in the subsidiaries we acquired, non-cash employee compensation recognized pursuant to SFAS 123 (R) and redemption accretion on convertible notes. In the table below, we have presented a non-GAAP financial disclosure to provide a quantitative analysis of the impact of the depreciation and amortization of long-lived assets in the subsidiaries we acquired, non-cash employee compensation and redemption accretion on convertible notes on our net income ~~and net income per share~~. Because these items do not require the use of current assets, management does not include these items in its analysis of our financial results or how we allocate our resources. Because of this, we deemed it meaningful to provide this non-GAAP disclosure of the impact of these significant items on our financial results.

The following table summarizes the Company’s non-cash components during the three months ended June 30, 2008 and 2007.

 All amounts~~, other than for share and per share amounts,~~ in millions of U.S. dollars

	Three Months Ended June 30,
Non-cash items	2008		2007		Increase (Decrease)
Depreciation and amortization		$2.13		$1.08	$1.05
Depreciation and amortization (included in cost of goods sold)		0.20		--	0.20
Non-cash employee compensation		3.11		0.80	2.31
Redemption accretion on convertible notes		4.36		3.82	0.54
Total		$9.80		$5.70	$4.10

~~Non-cash items per share - basic~~
~~Depreciation and amortization~~	~~$~~	~~0.05~~	~~$~~	~~0.03~~	~~0.02~~
~~Non-cash employee compensation~~		~~0.07~~		~~0.02~~	~~0.05~~
~~Redemption accretion on convertible notes~~		~~0.10~~		~~0.11~~	~~(0.01)~~
~~Total non-cash items per share - basic~~	~~$~~	~~0.22~~	~~$~~	~~0.16~~

~~Non-cash items per share - diluted~~
~~Depreciation and amortization~~	~~$~~	~~0.05~~	~~$~~	~~0.03~~	~~0.02~~
~~Non-cash employee compensation~~		~~0.07~~		~~0.02~~	~~0.05~~
~~Redemption accretion on convertible notes~~		~~0.10~~		~~0.10~~	~~--~~
~~Total non-cash items per share - diluted~~	~~$~~	~~0.22~~	~~$~~	~~0.15~~

~~Net income per share - basic~~	~~$~~	~~0.18~~	~~$~~	~~0.12~~
~~Net income per share - diluted~~	~~$~~	~~0.17~~	~~$~~	~~0.11~~

~~Weighted average number of shares outstanding~~
~~Basic~~		~~43,600,020~~		~~35,770,742~~
~~Diluted~~		~~44,927,620~~		~~38,831,023~~

The following table summarizes the Company’s non-cash components during the six months ended June 30, 2008 and 2007:

All amounts~~, other than for share and per share amounts,~~ in millions of U.S. dollars

	Six Months Ended June 30,
Non-cash items	2008		2007		Increase
Depreciation and amortization		$3.95		$1.89	$2.06
Depreciation and amortization (included in cost of goods sold)		0.29		--	0.29
Non-cash employee compensation		6.07		1.07	5.00
Redemption accretion on convertible notes		8.73		4.98	3.75
Total		$19.04		$7.94	$11.10

~~Non-cash items per share - basic~~
~~Depreciation and amortization~~	~~$~~	~~0.10~~	~~$~~	~~0.06~~	~~0.04~~
~~Non-cash employee compensation~~		~~0.14~~		~~0.03~~	~~0.11~~
~~Redemption accretion on convertible notes~~		~~0.20~~		~~0.14~~	~~0.06~~
~~Total non-cash items per share - basic~~	~~$~~	~~0.44~~	~~$~~	~~0.23~~

~~Non-cash items per share - diluted~~
~~Depreciation and amortization~~	~~$~~	~~0.10~~	~~$~~	~~0.05~~	~~0.05~~
~~Non-cash employee compensation~~		~~0.13~~		~~0.03~~	~~0.10~~
~~Redemption accretion on convertible notes~~		~~0.20~~		~~0.14~~	~~0.06~~
~~Total non-cash items per share - diluted~~	~~$~~	~~0.43~~	~~$~~	~~0.22~~

~~Net income per share - basic~~	~~$~~	~~0.28~~	~~$~~	~~0.26~~
~~Net income per share - diluted~~	~~$~~	~~0.28~~	~~$~~	~~0.24~~

~~Weighted average number of shares outstanding~~
~~Basic~~		~~43,169,108~~		~~34,429,780~~
~~Diluted~~		~~43,853,283~~		~~36,492,123~~

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

  Fully diluted net income per share: Fully diluted net income per share was $0.20 for the third quarter of 2008, as compared to $0.29 for the same period last year.

  Non-cash expenses: Non-cash expenses included (i) the redemption accretion on convertible notes was $5.36 million for the third quarter of 2008, as compared to $4.36 million for the same period last year, (ii) depreciation and amortization was $2.51 million for the third quarter of 2008, as compared to $1.44 million for the same period last year, and (iii) non cash employee compensation expense was $3.60 million for the third quarter of 2008, as compared to $0.99 million for the same period last year. Total non-cash expenses are $11.47 million for the third quarter of 2008, an increase of $4.68 million, or 68.9%, from $6.79 million for the same period last year.

Our net income for the three months ended September 30, 2008 and 2007 was $9.15 million and $11.70 million, respectively. Our net income for the nine months ended September 30, 2008 and 2007 was $21.38 million and $20.49 million, respectively. Our net income was materially impacted by depreciation and amortization of long-lived assets in the subsidiaries we acquired, non cash employee compensation recognized pursuant to SFAS 123 (R) and redemption accretion on convertible notes. In the table below, we have presented a non-GAAP financial disclosure to provide a quantitative analysis of the impact of the depreciation and amortization of long-lived assets in the subsidiaries we acquired, non cash employee compensation and redemption accretion on convertible notes on our net income ~~and net income per share~~. Because these items do not require the use of current assets, management does not include these items in its analysis of our financial results or how we allocate our resources. Because of this, we deemed it meaningful to provide this non-GAAP disclosure of the impact of these significant items on our financial results.

The following table summarizes the Company’s non-cash expenses during the three months ended September 30, 2008 and 2007.

All amounts~~, other than for share and per share amounts,~~ in millions of U.S. dollars

	Three Months Ended September 30,
Non-cash expenses	2008		2007		Increase
Depreciation and amortization		$2.28		$1.44		$0.84
Depreciation and amortization (including in cost of goods sold)		0.23		-		0.23
Non cash employee compensation		3.60		0.99		2.61
Redemption accretion on convertible notes		5.36		4.36		1.00
Total		$11.47		$6.79		$4.68

~~Non-cash expenses per share - basic~~
~~Depreciation and amortization~~	~~$~~	 ~~0.05~~ 	 ~~$~~ 	 ~~0.04~~ 	~~$~~	 ~~0.01~~
~~Non cash employee compensation~~		 ~~0.08~~ 		 ~~0.03~~ 		 ~~0.05~~
~~Redemption accretion on convertible notes~~		 ~~0.12~~ 		 ~~0.11~~ 		 ~~0.01~~
~~Total non-cash expenses per share - basic~~	~~$~~	 ~~0.25~~ 	 ~~$~~ 	 ~~0.18~~ 	~~$~~	 ~~0.07~~

~~Non-cash expenses per share - diluted~~
~~Depreciation and amortization~~	~~$~~	 ~~0.05~~ 	 ~~$~~ 	 ~~0.04~~ 	~~$~~	 ~~0.01~~
~~Non cash employee compensation~~		 ~~0.08~~ 		 ~~0.02~~ 		 ~~0.06~~
~~Redemption accretion on convertible notes~~		 ~~0.12~~ 		 ~~0.11~~ 		 ~~0.01~~
~~Total non-cash expenses per share - diluted~~	~~$~~	 ~~0.25~~ 	 ~~$~~ 	 ~~0.17~~ 	~~$~~	 ~~0.08~~

~~Net income per share - basic~~	~~$~~	 ~~0.20~~ 	 ~~$~~ 	 ~~0.30~~
~~Net income per share - diluted~~	~~$~~	 ~~0.20~~ 	 ~~$~~ 	 ~~0.29~~

~~Weighted average number of shares outstanding~~
~~Basic~~		 ~~45,655,617~~ 		 ~~38,547,263~~
~~Diluted~~		 ~~46,151,827~~ 		 ~~40,512,247~~

The following table summarizes the Company’s non-cash expenses during the nine months ended September 30, 2008 and 2007.

All amounts~~, other than for share and per share amounts,~~ in millions of U.S. dollars

	Nine Months Ended September 30,
Non-cash expenses	2008		2007		Increase
Depreciation and amortization		$6.23		$3.33		$2.90
Depreciation and amortization (including in cost of goods sold)		0.52		-		0.52
Non cash employee compensation		9.66		2.06		7.60
Redemption accretion on convertible notes		14.09		9.34		4.75
Total		$30.50		$14.73		$15.77

~~Non-cash expenses per share - basic~~
~~Depreciation and amortization~~	~~$~~	 ~~0.15~~ 	 ~~$~~ 	 ~~0.09~~ 	~~$~~	 ~~0.06~~
~~Non cash employee compensation~~		 ~~0.22~~ 		 ~~0.06~~ 		~~0.16~~
~~Redemption accretion on convertible notes~~		 ~~0.32~~ 		 ~~0.26~~ 		~~0.06~~
~~Total non-cash expenses per share - basic~~	~~$~~	 ~~0.69~~ 	 ~~$~~ 	 ~~0.41~~ 	~~$~~	~~0.28~~

~~Non-cash expenses per share - diluted~~
~~Depreciation and amortization~~	~~$~~	 ~~0.15~~ 	 ~~$~~ 	 ~~0.09~~ 	~~$~~	 ~~0.06~~
~~Non cash employee compensation~~		 ~~0.22~~ 		 ~~0.05~~ 		 ~~0.17~~
~~Redemption accretion on convertible notes~~		 ~~0.32~~ 		 ~~0.25~~ 		~~0.07~~
~~Total non-cash expenses per share - diluted~~	~~$~~	 ~~0.69~~ 	 ~~$~~ 	 ~~0.39~~ 	~~$~~	~~0.30~~

~~Net income per share - basic~~	~~$~~	 ~~0.49~~ 	 ~~$~~ 	 ~~0.57~~
~~Net income per share - diluted~~	~~$~~	 ~~0.48~~ 	 ~~$~~ 	 ~~0.54~~

~~Weighted average number of shares outstanding~~
~~Basic~~		 ~~44,003,994~~ 		 ~~35,807,815~~
~~Diluted~~		 ~~44,615,552~~ 		 ~~37,772,753~~